                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                         Commission File Number: 0-28466


                           HURRICANE HYDROCARBONS LTD.
             (Exact name of registrant as specified in its charter)


          Suite 1460, Sun Lite Plaza, North Tower, 140-4th Avenue S.W.,
                            Calgary, Alberta T2P 3N3
                            ------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F          Form 40-F   X
                                     ----                ----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                      Yes                                No   X
                         -----                              -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

                     [HURRICANE HYDROCARBONS LTD. LOGO]

                            Q3 Interim Report
                         AS AT NOVEMBER 30, 2002

Message to the shareholders

HIGHLIGHTS

Hurricane's Third Quarter 2002 highlights included the following:

-  Earnings of $60.5 million ($0.74 per share)

-  Cash flow of $77.9 million ($0.96 per share)

-  Production of 143,175 barrels of oil per day, up 37% versus 2001

-  Agreement reached with KazMunaiGas on participation in the QAM pipeline

-  Record export sales being realized

-  Downstream name changed from Shymkentnefteorgsyntez to Hurricane Oil
   Products

-  Cancelled 366,461 shares under the Normal Course Issuer Bid program

FINANCIAL REVIEW

(IN MILLIONS OF US$ EXCEPT PER SHARE AMOUNTS)       NINE MONTHS ENDED SEPT 30        THREE MONTHS ENDED SEPT 30
----------------------------------------------------------------------------------------------------------------
                                                         2002             2001             2002             2001
----------------------------------------------------------------------------------------------------------------
Gross Revenue                                           568.7            474.8            248.0            160.7

Net income                                              117.4            146.3             60.5             46.5
  Per share (basic)                                      1.45             1.83             0.74             0.58
  Per share (diluted)                                    1.39             1.73             0.71             0.55

Cash flow                                               158.2            167.3             77.9             53.8
  Per share (basic)                                      1.95             2.09             0.96             0.67
  Per share (diluted)                                    1.87             1.98             0.92             0.64

Weight Average Shares Outstanding
  Basic                                            81,042,900       79,875,296       81,301,955       79,994,874
  Diluted                                          84,483,117       84,461,557       84,742,172       84,657,926

Shares Outstanding at End of Period                81,041,485       80,106,005       81,041,485       80,106,005

UPSTREAM OPERATIONS REVIEW

PRODUCTION

During the third quarter of 2002, Hurricane's production volumes totaled
13.17 million barrels or an average of 143,175 barrels of oil per day ("bopd") representing a 37.2% increase over the third quarter 2001 production of 104,379 bopd and a 21.5% increase over the second quarter 2002 production rates of 117,844 per bopd. Record export sales combined with enhanced performance from all fields lead to these increases. Production during the last week in September averaged 144,000 bopd and increased to 154,000 bopd by mid October. Average production for the nine months to September 30, 2002 was 128,203 bopd, up 31.1% over the nine months of 2001.

Currently, Hurricane has 8 service rigs in operation that are contributing to the ongoing enhancement of daily production.

Further development and production enhancement of the Akshabulak field, operated by Kazgermunai ("KGM"), is being pursued with the German joint venture partners. To date, no resolution has been achieved.

Hurricane's operations are proceeding according to plan. The average yearly production for 2002 is anticipated to be approximately 135,000 bopd with a year-end exit production rate of 156,000 bopd.

KUMKOL FIELDS FACILITIES

Two new South Kumkol freewater knockout facilities, commissioned in early October, relieve water handling issues at the main central processing facility, thereby increasing production. The facilities are now handling some 275,000 barrels of fluid per day with crude oil production of 116,000 bopd.

In the third quarter of 2002, Kumkol South production increased by 12% to 65,900 bopd versus 58,750 bopd in the second quarter of 2002.

South Kumkol continues to exceed production expectations. With 21 wells now on production, all but one with artificial lift pumps, daily production has increased to 24,000 bopd versus 18,400 bopd in the second quarter of this year, a 30% increase. Current production is averaging 28,500 bopd.

GAS UTILIZATION PROJECT

The 55-megawatt power plant project at Kumkol is more than 60% completed. It is on target for commissioning in the second quarter of 2003. Foundations for major equipment have been completed and the equipment is due to arrive in October. The cost of the project is anticipated to be approximately $32 million. To date, almost $22 million has been committed.

EXPLORATION

Further exploration and appraisal of the North Nurali field, discovered by 2 wells earlier this year, will be conducted once 3D seismic is obtained. A comprehensive drilling and testing program is being developed on expected 3D results to be started early in the new year. In addition, one of the original leads to the East of North Nurali, Lead I, requires 3D seismic to optimize the well location. The 3D seismic will not be completed until early 2003.

Follow-up prospects are being developed based on the encouraging results to date. New well information, sample and study data are being incorporated into the basin model.

The sixth well of the exploration program has been reassessed and needs to be drilled to a depth beyond the capabilities of the current drilling unit. Consequently, an alternative rig is required that is capable of drilling to depths of 4,000 metres. It was always Hurricane's intent to share this new high-grade rig and the associated high mobilization and demobilization costs with the KGM Joint Venture for its drilling campaign. Unfortunately, because KGM has postponed the enhancement program of the Akshabulak field, the unit has not been mobilized to date. It is conceivable that Hurricane's deep lead well will be deferred into the 2003 exploration program.

APPRAISAL AND DEVELOPMENT DRILLING

Additional production testing continued in the QAM fields (Qyzylkiya, Aryskum and Maybulak). The combined production rate for all three fields has increased by 44% to 15,900 bopd compared to 11,000 bopd in the second quarter. This production is delivered from 23 wells. The QAM field's year to date average production is 11,700 bopd.

The East Kumkol development program proceeds. Government approval of reserves has been obtained. Production contract and license agreements are being developed. Production has temporarily ceased pending these approvals and Joint Venture agreements with Turgai Petroleum as the reservoir extends onto their license.

The 2002, 38 well drilling program of the Turgai Petroleum joint venture has been completed. Following encouraging results, an additional 17 wells will be added to the 2002 drilling program. Gross production has increased by 20% to 49,800 bopd versus the 41,400 bopd in the second quarter of 2002.

The gross production of the KGM joint venture fields was 25,000 bopd in the third quarter versus 17,500 bopd in the second quarter of 2002.

The German partners continue to question the benefits of an accelerated development program and consequently, the drilling plan for these assets is limited to 5 new wells in 2002.

Overall, in the first nine months of 2002, Hurricane participated in the drilling of 50 new wells. An additional 22 wells will be drilled in the fourth quarter of 2002.

QAM PIPELINE

On October 16, 2002, Hurricane received confirmation of approval from the Kazakhstan Government to proceed with the construction of the 177-kilometre QAM pipeline connecting Kumkol to a rail loading station in Dzhusaly via the QAM fields. KazMunaiGas and Hurricane will fund and hold equal working interest in the project from Aryskum to Dzhusaly. Kaztransoil, an affiliate of KasMunaiGas, will be the technical operator, under a service contract, of the QAM pipeline whose initial capacity will be 100,000 bopd. The project is scheduled for construction completion in the second quarter of 2003 with commissioning to occur in the third quarter of 2003.

DOWNSTREAM MARKETING, TRADING AND REFINING

CRUDE TRADING AND TRANSPORTATION

Crude export sales volumes continued to rise showing an 11% increase versus the second quarter despite the uninterrupted operation of the refinery during the third quarter. Shipments from the loading station at Tekesu also continued to improve, recording a 10% increase against the second quarter. The quarter closed with record export shipments averaging 90,179 bopd (11,642 tonnes per day) in September an improvement of 22% against the average for the second quarter. This growth in shipments through Tekesu has continued into early October with shipments of about 96,825 bopd (12,500 tonnes per day). Recently, loading at Tekesu has repeatedly reached levels of 139,430 bopd (18,000 tonnes per day).

The improvement in crude export shipments has been as a result of an increase in the number of leased rail cars under our control together with greater access to the Atyrau-Samara pipeline. The number of leased rail cars in our control continues to grow and currently stands at around 800 crude cars and will be in excess of 3,000 next year. Access to Atyrau-Samara has improved over the last few months and in September, this route accounted for 40% of the crude oil shipped for export by Hurricane Kumkol Munai ("HKM"). The management of KazMunaiGas has assured HKM that there is a capacity of 775,000 barrels per month (100,000 tonnes per month) available for HKM to use until the end of this year with the exception of October when maintenance work is required to the discharge facilities at Atyrau. More recently, the Ministry of Energy in Kazakhstan has assured Hurricane of equitable and independent access to Atyrau-Samara and the port of Aktau. The potential for greater access to these export routes in future months exists and there is capacity to handle future planned production increases.

The increase in crude exports has helped reduce the crude oil inventories held at Kumkol and Tekesu although this has been partially offset by increases in the volume of oil in transit and awaiting loading at ports under Free On Board ("FOB") contracts.

Crude oil exports were sold Cost, Insurance and Freight ("CIF") into Italian refineries, FOB Batumi, FOB Odessa via Atyrau-Samara, Carriage Paid To ("CPT") Novorossiisk and Delivered At Frontier ("DAF") China albeit these Chinese volumes remain relatively small. Other sales were made on a Freight Carriage Assurance ("FCA") basis to the traditional route of Aktau.

Crude prices remained robust on the back of the potential crisis surrounding Iraq and lower than anticipated US crude stocks. The average of the day's dated Brent price started the quarter at $25.71 per barrel and finished the quarter at $28.875 per barrel. Volatility remained high with a dated Brent swing of $4.46 per barrel during the quarter and dated prices ranging from a low of $25.08 and a high of $29.54 during the quarter. Sweet crude differentials improved against last quarter with Tengiz CIF Mediterranean quotes recovering to a 10 cent premium to Brent in August although slipping during September to a 20 cent discount. Nevertheless, this is still an improvement to the deep discounts seen in the second quarter. Kumkol CIF Mediterranean meanwhile is currently trading 30 to 40 cents per barrel better than Tengiz. Part of this improvement will be seen in the fourth quarter as FOB sales shipped in September are concluded.

REFINED PRODUCT MARKETING AND REFINING

During the third quarter of 2002, the Shymkent refinery processed 7.1 million barrels or 77,173 bopd, of which 4,347 bopd was custom-refined for third parties, up 33% versus 5.3 million barrels or 58,392 bopd, none of which was custom-refined for third parties in the second quarter of 2002. This was in line with the 7.2 million barrels or 78,695 bopd that was processed in the third quarter of 2001. The variation between the second and third quarters of 2002 is primarily due to the maintenance shutdown that took place in the second quarter.

The yield improvements as a result of the work carried out during the annual maintenance turnaround were proven in the third quarter. Mazut yield was reduced to 31% for the quarter with a consequential increase in the yield of higher value products. A project is underway at the refinery to produce Vacuum Gasoil which will further reduce mazut yield and thereby improve refining economics.

Refined product sales increased in the third quarter primarily as a consequence of the maintenance shutdown which reduced the production and sales volumes in the second quarter. Refined product prices continued the recovery started in the second quarter which when applied to the higher sales volumes improved sales revenues by 62% against the previous quarter. Despite these improvements refined product netbacks remain at a discount to the crude export alternative.

ORGANIZATIONAL CHANGES

At the last Annual General Meeting of Shymkentnefteorgsyntez ("ShNOS"), Hurricane's downstream affiliate, shareholders resolved to approve a name change from ShNOS to Hurricane Oil Products. This name change results in a unified branding of all of Hurricane's affiliates.

NORMAL COURSE ISSUER BID

As of September 30, 2002, Hurricane had purchased 379,961 shares and cancelled 366,461 shares. The Normal Course Issuer Bid approval allows Hurricane to purchase up to 5.25 million shares during the period August 7, 2002 to August 6, 2003.

MANAGEMENT UPDATES

Hurricane is pleased to announce that Mr. Marlo Thomas, President of Hurricane Kunkol Munai and Hurricane Oil Products, has also been appointed Executive Vice President of the Corporation.

Effective October 1, 2002, Mr. Dermot Hassett, Hurricane Kumkol Munai Vice President Marketing and Trading was appointed Vice President Marketing and Transportation of the Corporation. Mr. Robert Goldsmith has replaced Mr. Hassett as Vice President Marketing and Trading, Hurricane Kumkol Munai.

Respectfully submitted on behalf of the Board of Directors,

(signed)

Bernard F. Isuatier

Chairman of the Board, President and Chief Executive Officer

October 31, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Interim Consolidated Statements.

The third quarter of 2002, saw sustained production growth and a period of uninterrupted production. Production grew by 21.5% over the second quarter of 2002. Average production for the nine months to September 30, 2002 was 128,203 bopd as compared to 97,770 bopd for the same period in 2001.

ALL NUMBERS ARE IN US DOLLARS UNLESS OTHERWISE INDICATED.

The following discussion covers the third quarter and nine months of 2002 and 2001.

For the quarter ended September 30, 2002, the Corporation generated $60.5 million of net income and $77.9 million of cash flow. This represents basic net income per share of $0.74 and basic cash flow per share of $0.96 for the quarter. The comparable figures for 2001 were net income of $46.5 million or $0.58 basic net income per share and $53.8 million of cash flow or $0.67 basic cash flow per share.

Inventory volumes relating to in transit FOB sales decreased from 1.1 million bbls at the end of the second quarter to 895,000 bbls at the end of September. This release of inventory has increased net income for the third quarter by approximately $3.3 million as compared with the second quarter.

The Corporation has reclassified sales of $8.6 million and associated volumes of 147,000 tonnes (1,139,000 bbls) from domestic sales to crude oil and refined product purchases. This adjustment was made as it more appropriately reflects the underlying transaction in which royalty crude oil originally delivered in kind, was repurchased from and then later resold to the Authorities at their request. This adjustment is reflected in the following tables and accounts for the negative domestic sales.

REVENUE, PRODUCTION AND SALES

UPSTREAM

Upstream production averaged 143,175 bopd for the third quarter of 2002 compared to 104,379 bopd for the same period in 2001. The tables below set out total production, acquisitions and sales from Upstream operations.

PRODUCTION

----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
                                                       THREE MONTHS ENDED               Three months ended
                                                       SEPTEMBER 30, 2002               September 30, 2001
                                                           (MMBBLS)                         (MMbbls)
----------------------------------------------------------------------------------------------------------
Opening inventory of crude oil                                 1.59                            0.26
Production                                                    13.17                            9.60
Crude oil purchased from third parties                        (0.70)                              -
Crude oil purchased from joint ventures (50%)                  1.57                               -
Sales or transfers                                           (14.35)                          (9.26)
Pipeline losses                                               (0.01)                          (0.01)
----------------------------------------------------------------------------------------------------------
Closing inventory of crude oil                                 1.27                            0.56
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

                                                       NINE MONTHS ENDED                Nine months ended
                                                       SEPTEMBER 30, 2002               September 30, 2001
                                                           (MMBBLS)                         (MMbbls)
----------------------------------------------------------------------------------------------------------
Opening inventory of crude oil                                 0.70                            0.39
Production                                                    35.00                           26.69
Crude oil purchased from third parties                         0.24                               -
Crude oil purchased from joint ventures (50%)                  2.12                               -
Sales or transfers                                           (36.74)                         (26.49)
Pipeline losses                                               (0.05)                          (0.03)
----------------------------------------------------------------------------------------------------------
Closing inventory of crude oil                                 1.27                            0.56
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

SALES OF CRUDE OIL

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                           THREE MONTHS ENDED SEPTEMBER 30
----------------------------------------------------------------------------------------------------------------------
                                                                     2002           2002           2001          2001
                                                                   (MMBBLS)         (%)          (MMbbls)        (%)
----------------------------------------------------------------------------------------------------------------------
Crude oil exports                                                    7.47           52.1%          4.18          45.0%
Crude oil transferred to Downstream                                  6.69           46.6%          2.93          31.5%
Crude oil transferred to Downstream by joint ventures (50%)             -              -           1.29          13.9%
Royalty payments                                                     0.83            5.8%          0.69           7.4%
Crude oil domestic sales                                            (0.64)          (4.5%)         0.20           2.2%
----------------------------------------------------------------------------------------------------------------------
Total crude oil sales or transfers                                  14.35          100.0%          9.29         100.0%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                              NINE MONTHS ENDED SEPTEMBER 30
----------------------------------------------------------------------------------------------------------------------
                                                                     2002           2002           2001          2001
                                                                   (MMBBLS)         (%)          (MMbbls)        (%)
----------------------------------------------------------------------------------------------------------------------
Crude oil exports                                                    18.67          50.8%         12.84          48.5%
Crude oil transferred to Downstream                                  12.51          34.1%          8.79          33.2%
Crude oil transferred to Downstream and exported                         -             -           0.15           0.5%
Crude oil transferred to Downstream by joint ventures (50%)           3.06           8.3%          3.36          12.7%
Royalty payments                                                      2.24           6.1%          0.69           2.6%
Crude oil domestic sales                                              0.26           0.7%          0.66           2.5%
----------------------------------------------------------------------------------------------------------------------
Total crude oil sales or transfers                                   36.74         100.0%         26.49         100.0%
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Total consolidated revenue from crude oil sales amounted to $143.8 million in the third quarter of 2002 and $64.3 million in the third quarter of 2001. The improvement resulted from the increased volumes of sales from 5.1 million barrels at an average price of $12.69 per barrel in the third quarter of 2001 to 7.7 million barrels at an average price of $18.78 per barrel in the third quarter of 2002.

Total consolidated revenue from crude oil sales amounted to $319.6 million in the first nine months of 2002 as compared to $193.3 million in the first nine months of 2001. The increase is due to an improvement in sales volumes from
14.3 million barrels at an average price of $13.48 per barrel in the nine months of 2001 to 21.2 million barrels at an average price of $15.10 per barrel in the period in 2002.

HOP is not expected to export crude oil in 2002.

In the third quarters and nine months of both 2002 and 2001, the crude oil export sales included sales to third parties within Kazakhstan, normally at the rail terminal at Tekesu, adjacent to the Shymkent Refinery. The price achieved for these sales are shown net of a discount to the prevailing Brent at the time of the sale. The discount reflects a number of factors, the most significant of which relates to rail transportation costs. Title to the crude oil passes to the buyer at the point of loading the crude into rail cars. Within the tables noted below, these sales are shown as "Crude sales sold FCA".

In addition, 46% of crude oil export sales made in the third quarter of 2002 were sold on other terms to Black Sea ports and to China. No crude oil was sold on terms other than FCA in the first three quarters of 2001. Under FOB (Free on Board) sales, the Corporation arranges all transportation to the port and assumes the obligations for this transportation. The sale price therefore reflects the Brent price plus or minus a quality differential to the Black Sea Port at the time of sale. With this type of sale, title to the crude does not pass to the buyer until the crude is loaded into an oil tanker in the respective Black Sea Port. Sales contracts were also concluded on DAF (Delivered at Frontier) terms, where title to the crude passes to the buyer at the border and CPT (Carriage paid to) terms where title passes at the final destination. Within the tables below, these sales are shown as "Crude sales sold FOB".

Total revenue can be analysed as follows:

CRUDE OIL REVENUE                          THREE MONTHS ENDED SEPTEMBER 30, 2002
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                                  QUANTITY SOLD IN         NET REALIZED PRICE         REVENUE
                                      (MMBBLS)                ($ PER BBL)             ($000'S)
---------------------------------------------------------------------------------------------
Crude sales sold FCA                    2.89                     15.36                 44,397
Crude sales sold FOB                    3.44                     22.42                 77,124
Kazgermunai export sales                1.14                     15.11                 17,225
Royalty payments                        0.83                     10.84                  8,995
Crude oil domestic sales               (0.64)                     6.13                 (3,921)
---------------------------------------------------------------------------------------------
Total                                   7.66                     18.78                143,820
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

CRUDE OIL REVENUE                          THREE MONTHS ENDED SEPTEMBER 30, 2001
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                                  QUANTITY SOLD IN         NET REALIZED PRICE         REVENUE
                                      (MMBBLS)                ($ PER BBL)             ($000'S)
---------------------------------------------------------------------------------------------
Crude sales sold FCA                    3.65                     11.83                 43,168
Royalty payments                        0.69                     12.02                  8,294
Kazgermunai export sales                0.53                     21.54                 11,414
Crude oil domestic sales                0.20                      7.34                  1,468
---------------------------------------------------------------------------------------------
Total                                   5.07                     12.69                 64,344
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

CRUDE OIL REVENUE                          NINE MONTHS ENDED SEPTEMBER 30, 2002
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                                  QUANTITY SOLD IN         NET REALIZED PRICE         REVENUE
                                      (MMBBLS)                ($ PER BBL)             ($000'S)
---------------------------------------------------------------------------------------------
Crude sales sold FCA                   11.07                     13.19                145,984
Crude sales sold FOB                    5.72                     22.18                126,851
Kazgermunai export sales                1.88                     14.12                 26,540
Royalty payments                        2.24                      8.08                 18,102
Crude oil domestic sales                0.26                      8.19                  2,129
---------------------------------------------------------------------------------------------
Total                                  21.17                     15.10                319,606
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

CRUDE OIL REVENUE                          NINE MONTHS ENDED SEPTEMBER 30, 2001
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                                  QUANTITY SOLD IN         NET REALIZED PRICE         REVENUE
                                      (MMBBLS)                ($ PER BBL)             ($000'S)
---------------------------------------------------------------------------------------------
Crude sales sold FCA                   11.25                     12.93                145,500
Royalty payments                        0.69                     12.02                  8,293
Kazgermunai export sales                1.74                     18.96                 32,999
Crude oil domestic sales                0.66                      9.92                  6,550
---------------------------------------------------------------------------------------------
Total                                  14.34                     13.48                193,342
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

The average FCA discount for exports from Shymkent, to Brent crude oil price, for the three quarters of 2002 and 2001 for Hurricane Kumkol Munai OJSC ("HKM") and Turgai sales only, is set out below.

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                                                                 2002                    2001
                                                                ($/BBL)                ($/bbl)
---------------------------------------------------------------------------------------------
Quarter to March 31                                              11.81                  12.50
---------------------------------------------------------------------------------------------
Quarter to June 30                                               12.18                  11.95
---------------------------------------------------------------------------------------------
Quarter to September 30                                          12.28                  11.93
---------------------------------------------------------------------------------------------
Average year to date                                             12.08                  12.13
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

The deterioration in the FCA differential during the second quarter of 2002 resulted primarily from the movement in the price of Kumkol crude as related to Brent crude. For the third quarter, the deterioration is due to the devaluation of the US dollar to the Swiss Franc as transportation tariffs in Kazakhstan are denominated in Swiss Francs.

DOWNSTREAM

The comparative numbers in the tables include the first nine months and the third quarter for the years 2002 and 2001 respectively.

The Refinery at Shymkent has a total design operating capacity of 6.6 million tonnes per year or the equivalent of approximately 12.8 mmbbls per quarter. The Refinery operated in the third quarter of 2002 at a reduced capacity level of 52% or 6.7 mmbbls. The comparative numbers for the third quarter of 2001 were 43% or 5.6 mmbbls.

The crude oil feedstock for the Refinery is primarily acquired from Upstream operations but purchases are also made from third parties. The table below sets out the source of purchases and the movement in feedstock supplies.

PURCHASE AND ACQUISITION OF FEEDSTOCK           THREE MONTHS ENDED SEPTEMBER 30
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                  2002                   2001
                                                (MMBBLS)               (MMbbls)
-------------------------------------------------------------------------------
Acquired from HKM                                 6.69                   2.95
Purchased from joint ventures (100%)                 -                   2.59
Purchased from third parties                         -                      -
-------------------------------------------------------------------------------
Total feedstock acquired                          6.69                   5.54
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                NINE MONTHS ENDED SEPTEMBER 30
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                  2002                   2001
                                                (MMBBLS)               (MMbbls)
-------------------------------------------------------------------------------
Acquired from HKM                                12.51                   9.18
Purchased from joint ventures (100%)              6.11                   6.73
Purchased from third parties                         -                   0.36
-------------------------------------------------------------------------------
Total feedstock acquired                         18.62                  16.27
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

INVENTORY LEVELS OF FEEDSTOCK                   THREE MONTHS ENDED SEPTEMBER 30
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                  2002                   2001
                                                (MMBBLS)               (MMbbls)
-------------------------------------------------------------------------------
Opening inventory of crude oil feedstock          0.08                   0.16
Purchase and acquisition of feedstock             6.69                   5.54
Recoverable feedstock from traps                     -                      -
Feedstock sold for export                            -                      -
Feedstock refined into product                   (6.69)                 (5.56)
-------------------------------------------------------------------------------
Closing inventory of feedstock                    0.08                   0.14
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                NINE MONTHS ENDED SEPTEMBER 30
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                  2002                   2001
                                                (MMBBLS)               (MMbbls)
-------------------------------------------------------------------------------
Opening inventory of crude oil feedstock          0.34                   0.08
Purchase and acquisition of feedstock            18.62                  16.27
Recoverable feedstock from traps                  0.04                   0.02
Feedstock sold for export                            -                  (0.15)
Feedstock refined into product                  (18.92)                (16.08)
-------------------------------------------------------------------------------
Closing inventory of feedstock                    0.08                   0.14
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

In addition to acquiring feedstock to refine into products, the Refinery from time to time acquires refined product for resale. The table below sets out the movement in inventory of refined product.

INVENTORY MOVEMENT OF REFINED PRODUCT           THREE MONTHS ENDED SEPTEMBER 30
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                    2002               2001
                                                (MM TONNES*)       (MM tonnes*)
-------------------------------------------------------------------------------
Opening inventory of refined product                0.16               0.11
Refined product from feedstock                      0.81               0.67
Refined product acquired                            0.03                  -
Refined product sold                               (0.87)             (0.66)
Refined product internal use & yield losses            -                  -
-------------------------------------------------------------------------------
Closing inventory of refined product                0.13               0.12
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

* The inventory of products represents a mix of products for which no unique conversion from barrels to tonnes exists. The standard conversion used for crude oil by the Corporation is 7.746 barrels to the tonne.

INVENTORY MOVEMENT OF REFINED PRODUCT           NINE MONTHS ENDED SEPTEMBER 30
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                                    2002               2001
                                                (MM TONNES*)       (MM tonnes*)
-------------------------------------------------------------------------------
Opening inventory of refined product                0.21               0.13
Refined product from feedstock                      2.29               1.96
Refined product acquired                            0.09               0.08
Refined product sold                               (2.44)             (2.03)
Refined product internal use & yield losses        (0.02)             (0.02)
-------------------------------------------------------------------------------
Closing inventory of refined product                0.13               0.12
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

* The inventory of products represents a mix of products for which no unique conversion from barrels to tonnes exists. The standard conversion used for crude oil by the Corporation is 7.746 barrels to the tonne.

The feedstock is refined into a number of products sold to derive the revenue of refined products. Refined product sales revenue for the third quarter of 2002 were $101 million and for the third quarter of 2001 $90 million.

The table below sets out product sold for the nine months and third quarters of 2002 and 2001, the average price achieved and the total refined products revenue.

REFINED PRODUCT REVENUE                   THREE MONTHS ENDED SEPTEMBER 30, 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PRODUCT PRODUCED                           TONNES     AVERAGE PRICE      REVENUE
                                            SOLD        ($/TONNE)        ($000'S)
--------------------------------------------------------------------------------
Gasoline                                  185,886         178.29          33,141
Diesel                                    313,341         126.30          39,575
Heavy fuel oil (Mazut)                    250,212          49.31          12,339
LPG                                        30,117          78.06           2,351
Jet fuel                                   57,636         206.66          11,911
Total self refined                        837,192         118.63          99,317
Resale of purchased refined products       36,203          47.34           1,714
--------------------------------------------------------------------------------
Total refined product sales               873,395         115.68         101,031
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

REFINED PRODUCT REVENUE                        THREE MONTHS ENDED SEPTEMBER 30, 2001
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
PRODUCT PRODUCED                               TONNES      AVERAGE PRICE      REVENUE
                                                SOLD         ($/TONNE)        ($000'S)
--------------------------------------------------------------------------------------
Gasoline                                       166,064         221.11          36,719
Diesel                                         211,246         169.35          35,774
Heavy fuel oil (Mazut)                         220,292          44.79           9,867
LPG                                             32,443          89.66           2,909
Jet fuel and kerosene                           20,263         228.00           4,620
Total self refined product                     650,308         138.22          89,889
Resale of purchased refined products             1,333          66.02              88
--------------------------------------------------------------------------------------
Total refined product sales                    651,641         138.08          89,977
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------


REFINED PRODUCT REVENUE                         NINE MONTHS ENDED SEPTEMBER 30, 2002
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
PRODUCT PRODUCED                               TONNES      AVERAGE PRICE      REVENUE
                                                SOLD         ($/TONNE)        ($000'S)
--------------------------------------------------------------------------------------
Gasoline                                        571,753        134.80          77,075
Diesel                                          760,029        117.85          89,569
Heavy fuel oil (Mazut)                          786,785         39.96          31,443
LPG                                              86,607         74.88           6,485
Jet fuel                                        142,241        213.87          30,421
Total self refined                            2,347,415        100.11         234,993
Resale of purchased refined products             89,025         61.59           5,483
--------------------------------------------------------------------------------------
Total refined product sales                   2,436,440         98.70         240,476
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------


REFINED PRODUCT REVENUE                         NINE MONTHS ENDED SEPTEMBER 30, 2001
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
PRODUCT PRODUCED                               TONNES      AVERAGE PRICE      REVENUE
                                                SOLD         ($/TONNE)        ($000'S)
--------------------------------------------------------------------------------------
Gasoline                                        453,923        205.49          93,277
Diesel                                          819,848         82.35          67,511
Heavy fuel oil (Mazut)                          270,879         53.70          14,545
LPG                                             386,834        181.83          70,338
Jet fuel and kerosene                            38,652        234.71           9,072
Total self refined product                    1,970,136        129.30         254,763
Resale of purchased refined products             69,628        144.07          10,031
--------------------------------------------------------------------------------------
Total refined product sales                   2,039,764        129.81         264,774
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

In addition to revenue generated from the refining and sale of product derived from acquired feed stock, the Refinery also refined crude on behalf of third parties for which it derives a fee. During the third quarter 2002 the Refinery tolled 0.4 million barrels for third parties (1.7 million barrels in the third quarter of 2001). Third party tolling volumes decreased in 2002 as crude producers elected to export their volumes.

The table below sets out the total quantity of oil processed into product and the average fee charged.

2002
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                        TOLLER'S VOLUMES      PROCESSING FEE      PROCESSING FEES
                                           PROCESSED             ($/TONNE)            EARNED
                                           (TONNES)                                  ($000'S)
-------------------------------------------------------------------------------------------------
FIRST QUARTER 2002                          91,521                 15.64              1,431
SECOND QUARTER 2002                              -                     -                  3
THIRD QUARTER 2002                          43,713                 15.51                678
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

2001
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                        TOLLER'S VOLUMES      PROCESSING FEE      PROCESSING FEES
                                           PROCESSED             ($/TONNE)            EARNED
                                           (TONNES)                                  ($000'S)
-------------------------------------------------------------------------------------------------
First quarter 2001                         214,526                 16.31              3,498
Second quarter 2001                        109,018                 16.99              1,852
Second quarter 2001                        216,247                 14.91              3,224
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------


PRODUCTION EXPENSES

Production expenses relate to the cost of producing crude oil in the Upstream operations and were $15.3 million in the third quarter of 2002 compared to $10.4 million in the third quarter of 2001 ($41.7 million in nine months of 2002 and $29.7 million in nine months of 2001). Based on the number of barrels of oil produced, these costs are $1.16 per barrel for the third quarter 2002 and $1.08 per barrel for the third quarter 2001 ($1.19 per barrel for nine months of 2002 and $1.11 per barrel for nine months of 2001).

The absolute increase in cost between the third quarter 2002 and the similar period in 2001 resulted from the increase in production of 8.3 million barrels volumes for the nine months ended September 30, 2002 or 31% and an increase of
3.6 million barrels or 37% for the third quarter of 2002 as compared to 2001. There was also additional maintenance services required due to increasing production of formation water.

ROYALTIES AND TAXES

The royalty expense for the third quarter of 2002 was $16.0 million, which represented an effective overall percentage of 10.6%. For the third quarter of 2001 royalty expense was $12.6 million and the overall percentage was 11.0%.

The royalty expense for the nine months of 2002 was $31.5 million, which represented an effective overall percentage of 8.6%. For the nine months of 2001 royalty expense was $27.5 million and the overall percentage was 8.3%.

In all cases the royalty rate is based on the levels of production.

The table below indicates the royalty paid in kind and cash in the first, second and the third quarter of 2002 and 2001 ($000's).

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Quarter ending             2002              2002           2002            2001             2001           2001
                      ROYALTY IN KIND    CASH ROYALTY   TOTAL ROYALTY   Royalty in Kind   Cash Royalty   Total Royalty
----------------------------------------------------------------------------------------------------------------------
March 31                   2,972             3,738          6,710               -            5,589           5,589
June 30                    7,456             1,295          8,751           6,680            2,634           9,314
September 30              12,723             3,320         16,043          11,103            1,493          12,596
----------------------------------------------------------------------------------------------------------------------
Total Royalty             23,151             8,353         31,504          17,783            9,716          27,499
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

The total royalty and tax expense for the third quarter of 2002 was $21.5 million compared to $14.5 million for the third quarter of 2001. Other taxes incurred by the Corporation in the third quarter of 2002 amounted to $5.5 million ($1.9 million in the third quarter of 2001), of which $3.7 million is excise taxes paid on refined products.

For the nine months of 2002 these other taxes were $12.2 million ($3.2 million in nine months of 2001), out of which $5.1 million relates to tax assessments as more fully described in Note 12 of the consolidated interim financial statements.

TRANSPORTATION COSTS

Transportation costs are made up of the costs of shipping crude oil from the central processing facility located at the Kumkol South Field (the "CPF") to the Shymkent Refinery, the costs of trucking crude oil from the QAM Fields to the CPF and railway transportation from the Shymkent Refinery under FOB and DAF sales contracts. Transportation costs also include transportation of crude produced by our Kazgermunai joint venture to its export customers.

The pipeline tariff from the CPF to Shymkent depends on the ultimate destination of the crude oil. The tariff charged in respect of crude oil destined for export is $1.41 per barrel, whereas the cost related to crude oil processed in the Refinery is $0.84 per barrel.

The table below sets out the constituent components of transportation costs.

----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                                                        THIRD QUARTER 2002        Third quarter 2001
                                                             ($000'S)                  ($000's)
----------------------------------------------------------------------------------------------------
Pipeline costs                                               16,020                     9,273
Kazgermunai transportation costs                              2,888                     2,469
Railway transportation                                       29,427                       582
Other related transportation costs                            1,859                         -
----------------------------------------------------------------------------------------------------
Total                                                        50,194                    12,324
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                                                        NINE MONTHS OF 2002       Nine months of 2001
                                                              ($000'S)                 ($000's)
----------------------------------------------------------------------------------------------------
Pipeline costs                                               39,923                    26,255
Kazgermunai transportation costs                              5,611                     6,381
Railway transportation                                       50,743                     1,582
Other related transportation costs                            3,854                         -
----------------------------------------------------------------------------------------------------
Total                                                       100,131                    34,218
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

The absolute increase in pipeline costs is due to the increased volumes of crude oil sold in 2002 versus 2001 for export, which attracts a higher tariff. For the three months ended September 30, 2002 exports volumes were 3.3 million barrels or 79% higher than for the corresponding period in 2001. For the nine months ended September 30, 2002 export volumes were 5.8 million barrels or 45% higher than the corresponding period of 2001. Railway transportation increased as compared to 2001 for the three and nine months period ending September 30, 2002 due to the shift to FOB/DAF sales. Other related transportation costs are mainly trucking costs incurred to transport the QAM field crude oil to the central processing facility located at Kumkol.

REFINING COSTS

Refining costs represent the direct costs related to processing all crude oil including tollers' volumes. The total refining costs in the third quarter of 2002 were $5.3 million or $0.75 per barrel of crude oil processed. For the third quarter of 2001 the costs were $4.7 million or $0.65 per barrel. The comparative amounts for the nine months 2002 and 2001 were $17.6 million ($0.88 per barrel) and $14.6 million ($0.71 per barrel), respectively.

The increase on a per barrel basis was brought about by the reclassification of the cost of tolling from crude oil and refined product purchases to refining cost, which accounted for $1.3 million of the increase between quarters and $3.3 million of the increase between the 9 month periods.

CRUDE OIL AND REFINED PRODUCT PURCHASES

Crude oil and refined product purchases represent the cost of purchasing crude oil for the Refinery from third parties, as well as refined product for resale. The decrease for the quarter and the nine-month period as compared to the same periods for 2001 are a result of the reclassification of domestic sales as previously described, a decrease in volumes purchased from third parties and the reclassification of tolling costs from Crude oil and refined product purchases to refining costs as described in the section entitled Refining Costs.

SELLING EXPENSES

Selling expenses in the third quarter of 2002 were $8.1 million compared to $4.5 million in the third quarter of 2001 and $18.7 million for the nine months of 2002 compared to $15.1 million for the similar period of 2001.

The absolute increase in the third quarter and in the first nine months of 2002 compared to the same periods in 2001 is the direct result of increased sales volumes. The Corporation sold 15.3 million barrels of crude and refined products during the third quarter of 2002 (10.1 million barrels in the third quarter of 2001) and 41.5 million barrels of crude and refined products during the first nine months of 2002 (30.2 million barrels in the first nine months of 2001).

GENERAL AND ADMINISTRATIVE

The table below analyzes total general and administrative costs between Upstream, Downstream and Corporate. In the case of Upstream and Downstream the general and administrative costs are also reflected on a per barrel basis.


THIRD QUARTER 2002
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                       GENERAL AND              PER BARREL OF OIL
                                                      ADMINISTRATIVE                PRODUCED OR
                                                        ($000'S)                    PROCESSED*
                                                                                     ($/BBL)
-------------------------------------------------------------------------------------------------
Upstream                                                  8,820                       0.67
Downstream                                                4,391                       0.62
Corporate                                                 1,229
-------------------------------------------------------------------------------------------------
Total                                                    14,440
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

THIRD QUARTER 2001
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                       General and              Per barrel of oil
                                                      Administrative                produced or
                                                        ($000's)                    processed*
                                                                                     ($/bbl)
-------------------------------------------------------------------------------------------------
Upstream                                                  5,172                       0.54
Downstream                                                6,405                       0.89
Corporate                                                 1,218
-------------------------------------------------------------------------------------------------
Total                                                    12,795
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

* Including toller's volumes

NINE MONTHS OF 2002
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                       GENERAL AND              PER BARREL OF OIL
                                                      ADMINISTRATIVE                PRODUCED OR
                                                        ($000'S)                    PROCESSED*
                                                                                     ($/BBL)
-------------------------------------------------------------------------------------------------
Upstream                                                 24,985                       0.71
Downstream                                               11,815                       0.59
Corporate                                                 5,470
-------------------------------------------------------------------------------------------------
Total                                                    42,270
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

NINE MONTHS OF 2001
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                       General and              Per barrel of oil
                                                      Administrative                produced or
                                                        ($000's)                    processed*
                                                                                     ($/bbl)
-------------------------------------------------------------------------------------------------
Upstream                                                 17,501                       0.66
Downstream                                               14,792                       0.73
Corporate                                                 3,062
-------------------------------------------------------------------------------------------------
Total                                                    35,355
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

* Including toller's volumes

The increase in the third quarter of 2002 of $1.6 million and $6.9 million for the nine months ending September 30, 2002 as compared to the same periods in 2001 is due to the increased activity in upstream operations. There has also been a change in 2002 in the method of allocating centrally incurred general and administrative costs whereby a higher percentage of costs are allocated to upstream.

NET BACK ANALYSIS

Set out below are the details of the average net back achieved in the third quarter of 2002 and nine months of 2002 for export sales and sales derived from the refining of the Company's own crude.

THIRD QUARTER 2002
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                      CRUDE OIL EXPORTS          OWN CRUDE OIL
                                                          ($/BBL)               REFINED AND SOLD
                                                                                    ($/BBL)
-------------------------------------------------------------------------------------------------
Net sales price achieved                                  18.58                     15.32
Transportation expense                                    (5.95)                    (1.05)
Production and Refining costs                             (1.16)                    (1.91)
Royalty                                                   (1.60)                    (1.66)
Selling Costs                                             (0.48)                    (0.74)
General and Administrative costs                          (0.67)                    (1.29)
Tax expense                                               (2.53)                    (3.01)
-------------------------------------------------------------------------------------------------
Net Back                                                   6.19                      5.66
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

NINE MONTHS OF 2002
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                      CRUDE OIL EXPORTS          OWN CRUDE OIL
                                                          ($/BBL)               REFINED AND SOLD
                                                                                    ($/BBL)
-------------------------------------------------------------------------------------------------
Net sales price achieved                                  16.03                     12.92
Transportation expense                                    (4.55)                    (1.02)
Production and Refining costs                             (1.19)                    (2.07)
Royalty                                                   (1.24)                    (1.25)
Selling Costs                                             (0.21)                    (0.78)
General and Administrative costs                          (0.71)                    (1.30)
Tax expense                                               (1.52)                    (2.30)
-------------------------------------------------------------------------------------------------
Net Back                                                   6.61                      4.20
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation and depletion has increased by $2.6 million in the third quarter of 2002 compared to the same period in 2001 (or by $4.4 million in the nine months of 2002 compared to the same period in 2001). This increase is due to the increase in production as compared to 2001 and capital additions in 2002. The effect of these increases was partly offset by the increase in proved producing reserves.


THIRD QUARTER 2002
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                          DD&A                       DD&A
                                                        ($000'S)                   ($/BBL*)
-------------------------------------------------------------------------------------------------
Upstream                                                  8,351                      0.63
Downstream                                                3,311                      0.47
Corporate                                                    24
-------------------------------------------------------------------------------------------------
Total                                                    11,686
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

*Downstream includes toller's volumes

THIRD QUARTER 2001
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                          DD&A                       DD&A
                                                        ($000's)                   ($/bbl*)
-------------------------------------------------------------------------------------------------
Upstream                                                  6,397                      0.67
Downstream                                                2,424                      0.33
Corporate                                                   220
-------------------------------------------------------------------------------------------------
Total                                                     9,041
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

*Downstream includes toller's volumes

NINE MONTHS OF 2002
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                          DD&A                       DD&A
                                                        ($000'S)                   ($/BBL*)
-------------------------------------------------------------------------------------------------
Upstream                                                 20,163                      0.58
Downstream                                                8,831                      0.44
Corporate                                                    70
-------------------------------------------------------------------------------------------------
Total                                                    29,064
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

*Downstream includes toller's volumes

NINE MONTHS OF 2001
------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                    DD&A                      DD&A
                                  ($000's)                  ($/bbl*)
------------------------------------------------------------------------------
Upstream                           17,167                     0.64
Downstream                          7,171                     0.35
Corporate                             280
------------------------------------------------------------------------------
Total                              24,618
------------------------------------------------------------------------------
------------------------------------------------------------------------------

*Downstream includes toller's volumes

In accordance with Canadian and United States accounting standards, and to provide comfort that anticipated future revenues are sufficient to cover the capitalised costs of properties, the Corporation performs a quarterly "ceiling test". The ceiling test for the quarter ended September 30, 2002 demonstrated that future net revenues exceed the carrying value of the Upstream properties under the full cost method of accounting.

TAXATION

The Corporation is subject to a number of taxes in Kazakhstan including, but not limited to, income taxes, excess profits taxes, excise taxes, land taxes, property taxes, transportation taxes, and mandatory contributions to social funds. Income is taxed at the Kazakhstani statutory rate of 30%. Excess profit taxes have been negotiated with the Kazakhstani government in each hydrocarbon contract. With respect to the Kumkol South, South Kumkol and QAM fields, the Corporation is subject to excess profit tax at rates that vary from 0 to 30% based on the cumulative internal rate of return. With respect to Kumkol North (Turgai), the Corporation is subject to excess profit tax at rates that vary from 0% to 50% based on the cumulative internal rate of return. The Corporation has not incurred any excess profit tax with respect to production from any of its fields and does not expect to incur a liability for excess profit tax in 2002.

The Corporation is subject to excise tax on its domestic sales in Kazakhstan, for crude oil from the South Kumkol field, at a rate of 7 euros per tonne and Maybulak at a rate of 2 euros per tonne and from sales of gasoline at a rate of $29.1 per tonne and for diesel at a rate of $3.2 per tonne.

Within the license agreements for the Corporation's Upstream oil licenses are tax stability clauses that establish the tax regimes under which the Corporation operates. These are fixed as of the date of signing the agreement and remain in effect for the term of the agreement.

The total income tax charges for 2002 and 2001 are set out below.

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                  THIRD QUARTER 2002        Third quarter 2001
                                       ($000'S)                  ($000's)
------------------------------------------------------------------------------
Upstream                                33,120                     7,489
Downstream                               3,638                    13,191
Corporate                                1,806                       186
------------------------------------------------------------------------------
Total                                   38,564                    20,866
------------------------------------------------------------------------------
------------------------------------------------------------------------------

                                  NINE MONTHS 2002          Nine months 2001
                                      ($000'S)                  ($000's)
------------------------------------------------------------------------------
Upstream                                53,120                    21,031
Downstream                              15,727                    41,472
Corporate                                2,171                     1,175
------------------------------------------------------------------------------
Total                                   71,018                    63,678
------------------------------------------------------------------------------
------------------------------------------------------------------------------


Upstream tax charges have increased due to the increase in sales volumes and in the price of crude oil.

The corporate tax expense relates mainly to taxes paid by Hurricane Overseas Services, the company that provides services to the operating subsidiaries in Kazakhstan.

CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents as at September 30, 2002 is $21.3 million held by the joint ventures.

CAPITAL EXPENDITURES

The table below provides a breakdown of capital expenditures in 2002 and 2001.

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                  THIRD QUARTER 2002        Third quarter 2001
                                       ($000'S)                  ($000's)
------------------------------------------------------------------------------
Upstream
  Development wells                     3,637                     3,136
  Facilities and equipment             33,277                    23,632
  Exploration                           8,513                     3,069

Downstream
  Refinery HS&E                           156                        95
  Refinery sustaining                     653                       450
  Refinery return projects                650                       446
  Marketing & other                     1,109                        50

Corporate                                  61                       400
------------------------------------------------------------------------------
Total Capital Expenditures             48,056                    31,278
------------------------------------------------------------------------------
------------------------------------------------------------------------------

------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                  NINE MONTHS 2002          Nine months 2001
                                      ($000'S)                  ($000's)
------------------------------------------------------------------------------
Upstream
  Development wells                    10,860                     5,681
  Facilities and equipment             67,090                    41,208
  Exploration                          16,931                     5,233

Downstream
  Refinery HS&E                           627                       294
  Refinery sustaining                     877                     1,342
  Refinery return projects              1,920                       701
  Marketing & other                     3,037                       356

Corporate                                 217                       400
------------------------------------------------------------------------------
Total Capital Expenditures            101,559                    55,215
------------------------------------------------------------------------------
------------------------------------------------------------------------------

MANAGING LIQUIDITY AND CAPITAL RESOURCES

The levels of cash, current assets and current liabilities at the balance sheet dates for the quarters ended September 30 of 2002, June 30, 2002 and March 31, 2002 and year ended December 31, 2001 are set out below.

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                 AS AT               AS AT              AS AT               As at
                                          SEPTEMBER 30, 2002     JUNE 30, 2002     MARCH 31, 2002     December 31, 2001
                                                ($000'S)            ($000'S)           ($000'S)            ($000's)
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                       162,246             131,322             99,941               64,812
Total current assets (excluding cash)           171,308             133,203            130,068              105,312
Total current liabilities                       164,792             109,447            115,203              108,737
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

Working capital excluding cash and short term debt as at September 30, 2002 was $81.8 million ($74.4 million as at June 30, 2002). The increase is due to the move to FOB/DAF sales, whereby customers pay after the crude oil is delivered and the Corporation pays the transportation charges in advance. Please refer to notes 3 and 4 of the consolidated interim financial statements.

INTERIM CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
UNAUDITED

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                         9 MONTHS         3 MONTHS           9 MONTHS         3 MONTHS
                                                          ENDED             ENDED             ENDED             ENDED
                                                     SEPT. 30, 2002    SEPT. 30, 2002    SEPT. 30, 2001    SEPT. 30, 2001
-------------------------------------------------------------------------------------------------------------------------
REVENUE
  Crude oil                                              319,606           143,820           193,342            64,344
  Refined products                                       240,476           101,031           264,774            89,977
  Processing fees                                          2,112               678             8,623             3,273
  Interest and other income                                6,497             2,433             8,094             3,149
-------------------------------------------------------------------------------------------------------------------------
                                                         568,691           247,962           474,833           160,743
-------------------------------------------------------------------------------------------------------------------------
EXPENSES
  Production                                              41,669            15,256            29,681            10,404
  Royalties and taxes                                     43,709            21,538            30,748            14,461
  Transportation                                         100,131            50,194            34,218            12,324
  Refining                                                17,607             5,280            14,606             4,709
  Crude oil and refined product purchases                 50,414            11,765            60,862            18,662
  Selling                                                 18,724             8,102            15,057             4,528
  General and administrative                              42,270            14,440            35,355            12,795
  Interest and financing costs                            26,078             8,828            12,126             5,773
  Depletion and depreciation                              29,064            11,686            24,618             9,041
  Foreign exchange loss (gain)                             1,771             1,362               435              (217)
-------------------------------------------------------------------------------------------------------------------------
                                                         371,437           148,451           257,706            92,480
-------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE UNUSUAL ITEMS                              197,254            99,511           217,127            68,263
-------------------------------------------------------------------------------------------------------------------------
UNUSUAL ITEMS
  Arbitration settlement                                   7,134                43                 -                 -
  Defense costs related to potential takeover bid              -                 -             6,000                 -
-------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                               190,120            99,468           211,127            68,263
-------------------------------------------------------------------------------------------------------------------------
INCOME TAXES (Note 11)
  Current provision                                       64,706            36,358            67,377            22,992
  Future income tax                                        6,312             2,206            (3,699)           (2,126)
-------------------------------------------------------------------------------------------------------------------------
                                                          71,018            38,564            63,678            20,866
-------------------------------------------------------------------------------------------------------------------------
NET INCOME BEFORE MINORITY INTEREST                      119,102            60,904           147,449            47,397
MINORITY INTEREST                                          1,672               391             1,153               907
-------------------------------------------------------------------------------------------------------------------------
NET INCOME                                               117,430            60,513           146,296            46,490
RETAINED EARNINGS, (DEFICIT), BEGINNING OF PERIOD        (66,366)           (9,465)          (18,887)           80,904
Purchase of common shares (Note 10)                       (2,164)           (2,164)                -                 -
Common share dividends                                         -                 -          (209,710)         (209,710)
Preferred share dividends                                    (23)               (7)              (17)               (2)
-------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS, (DEFICIT), END OF PERIOD               48,877            48,877           (82,318)          (82,318)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
BASIC NET INCOME PER SHARE (Note 14)                        1.45              0.74              1.83              0.58
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
DILUTED NET INCOME PER SHARE (Note 14)                      1.39              0.71              1.73              0.55
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

INTERIM CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
UNAUDITED

----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
                                                            AS AT              AS AT
                                                        SEPTEMBER 30,       DECEMBER 31,
                                                            2002               2001
----------------------------------------------------------------------------------------
ASSETS

CURRENT
  Cash and cash equivalents                                162,246             64,812
  Accounts receivable (Note 4)                              81,907             52,287
  Inventory                                                 30,353             29,946
  Prepaids (Note 5)                                         52,174             17,319
  Current portion of future income tax asset                 6,874              5,766
----------------------------------------------------------------------------------------
                                                           333,554            170,130
Long term investments                                            -             40,000
Future income tax asset                                     20,891             29,444
Capital assets                                             382,939            332,896
----------------------------------------------------------------------------------------
TOTAL ASSETS                                               737,384            572,470
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities (Note 7)         78,205             48,758
  Short term debt (Note 8)                                  75,278             52,557
  Prepayments for crude oil and refined products            11,309              7,422
----------------------------------------------------------------------------------------
                                                           164,792            108,737
Long-term debt (Note 9)                                    293,197            277,767
Provision for future site restoration costs                  3,904              3,148
Future income tax liability                                 17,826             24,988
----------------------------------------------------------------------------------------
                                                           479,719            414,640
----------------------------------------------------------------------------------------
Minority interest                                           10,357             25,599
Preferred shares of subsidiary                                  85                 91

COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS' EQUITY
  Share capital (Note 10)                                  198,346            198,506
  Retained earnings, (Deficit)                              48,877            (66,366)
----------------------------------------------------------------------------------------
                                                           247,223            132,140
----------------------------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 737,384            572,470
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

APPROVED BY THE BOARD OF DIRECTORS


(signed)                                (signed)

BERNARD ISAUTIER                        ROBERT KAPLAN
Director                                Director

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
UNAUDITED

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                         9 MONTHS         3 MONTHS           9 MONTHS         3 MONTHS
                                                          ENDED             ENDED             ENDED             ENDED
                                                     SEPT. 30, 2002    SEPT. 30, 2002    SEPT. 30, 2001    SEPT. 30, 2001
-------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net income                                               117,430            60,513           146,296            46,490

Items not affecting cash:
  Depletion and depreciation                              29,064            11,686            24,618             9,041
  Other non-cash charges                                   3,739             3,111            (1,042)             (493)
  Minority interest                                        1,672               391             1,153               907
  Future income tax                                        6,312             2,206            (3,699)           (2,126)
-------------------------------------------------------------------------------------------------------------------------
Cash flow                                                158,217            77,907           167,326            53,819
Changes in non-cash operating working capital
  items (Note 15)                                        (31,548)           (6,033)          (47,558)            7,702
-------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities                      126,669            71,874           119,768            61,521
-------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
  Short term debt                                         18,721            12,659            49,478            22,478
  Common share dividends                                       -                 -           (31,830)          (31,830)
  Redemption of series 5 warrants                              -                 -            (9,425)                -
  Long term debt (Note 15)                                18,811               244           (38,355)           (2,722)
  Proceeds from issue of share capital, net of
    share issuance costs                                     740               127               491               458
  Shares repurchased (Note 10)                            (3,066)           (3,066)                -                 -
  Preferred share dividends                                  (23)               (7)              (18)               (2)
-------------------------------------------------------------------------------------------------------------------------
Funds provided by (used for) financing                    35,183             9,957           (29,659)          (11,618)
-------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
  Long-term investment                                    40,000                 -                 -                 -
  Capital additions                                     (101,559)          (48,055)          (50,096)          (27,773)
  Purchase of preferred shares of subsidiary              (2,859)           (2,852)              (63)               (8)
-------------------------------------------------------------------------------------------------------------------------
  Funds provided by (used for) investing                 (64,418)          (50,907)          (50,159)          (27,781)
-------------------------------------------------------------------------------------------------------------------------

INCREASE IN CASH                                          97,434            30,924            39,950            22,122
-------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS POSITION,
BEGINNING OF PERIOD                                       64,812           131,322            59,298            77,126
-------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS POSITION,
END OF PERIOD                                            162,246           162,246            99,248            99,248
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN UNITED STATES DOLLARS, TABULAR AMOUNTS IN THOUSANDS OF
DOLLARS) UNAUDITED
-------------------------------------------------------------------------------

1    SIGNIFICANT ACCOUNTING POLICIES

     The Interim Consolidated Financial Statements of Hurricane Hydrocarbons LTD. ("Hurricane" or the "Corporation") have been prepared by management in accordance with generally accepted accounting principles in Canada. Certain information and disclosures normally required to be included in the notes to the annual financial statements has been omitted or condensed. The Interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto in Hurricane's Annual Report for the year ended December 31, 2001. The accounting principles applied are consistent with those as set out in the corporation's annual financial statements for the year ended December 31, 2001, except as described in
     Note 10.

2    SEGMENTED INFORMATION

                                                                       9 MONTHS ENDED SEPTEMER 30, 2002
----------------------------------------------------------------------------------------------------------------
                                                       UPSTREAM      DOWNSTREAM      CORPORATE     CONSOLIDATED
                                                                                     SERVICES
----------------------------------------------------------------------------------------------------------------
REVENUE
  Crude oil                                             319,606             -             -           319,606
  Refined products                                       91,850       148,626             -           240,476
  Processing fees                                             -         2,112             -             2,112
  Interest and other income                               4,443           755         1,299             6,497
----------------------------------------------------------------------------------------------------------------
                                                        415,899       151,493         1,299           568,691
----------------------------------------------------------------------------------------------------------------
EXPENSES
  Production                                             41,669             -             -            41,669
  Royalties and taxes                                    43,557           152             -            43,709
  Transportation                                        100,131             -             -           100,131
  Refining                                                    -        17,607             -            17,607
  Crude oil and refined products purchases               20,806        29,608             -            50,414
  Selling                                                 7,404        11,320             -            18,724
  General and administrative                             24,985        11,815         5,470            42,270
  Interest and financing costs                            6,295         1,165        18,618            26,078
  Depletion and depreciation                             20,163         8,831            70            29,064
  Foreign exchange loss (gain)                              884           760           127             1,771
----------------------------------------------------------------------------------------------------------------
                                                        265,894        81,258        24,285           371,437
----------------------------------------------------------------------------------------------------------------
INCOME BEFORE UNUSUAL ITEMS                             150,005        70,235       (22,986)          197,254
----------------------------------------------------------------------------------------------------------------
UNUSUAL ITEM
  Arbitration settlement                                  7,134             -             -             7,134
----------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                              142,871        70,235       (22,986)          190,120
----------------------------------------------------------------------------------------------------------------
INCOME TAXES
  Current provision                                      48,000        14,535         2,171            64,706
  Future income tax                                       5,369           943             -             6,312
----------------------------------------------------------------------------------------------------------------
                                                         53,369        15,478         2,171            71,018
----------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                             -         1,672             -             1,672
----------------------------------------------------------------------------------------------------------------
NET INCOME                                               89,502        53,085       (25,157)          117,430
----------------------------------------------------------------------------------------------------------------
INTERSEGMENT REVENUE                                     71,460        35,144             -                 -
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

Included in the upstream crude oil revenue, for the nine months ended September 30, 2002, is sales to one external customer in the amount of $90.8 million.

                                                                       3 MONTHS ENDED SEPTEMBER 30, 2002
----------------------------------------------------------------------------------------------------------------
                                                       UPSTREAM      DOWNSTREAM      CORPORATE     CONSOLIDATED
                                                                                     SERVICES
----------------------------------------------------------------------------------------------------------------
REVENUE
  Crude oil                                             143,820             -             -           143,820
  Refined products                                       63,695        37,336             -           101,031
  Processing fees                                             -           678             -               678
  Interest and other income                               1,706           425           302             2,433
----------------------------------------------------------------------------------------------------------------
                                                        209,221        38,439           302           247,962
----------------------------------------------------------------------------------------------------------------
EXPENSES
  Production                                             15,256             -             -            15,256
  Royalties and taxes                                    21,137           401             -            21,538
  Transportation                                         50,194             -             -            50,194
  Refining                                                    -         5,280             -             5,280
  Crude oil and refined products purchases                9,625         2,140             -            11,765
  Selling                                                 6,267         1,835             -             8,102
  General and administrative                              8,820         4,391         1,229            14,440
  Interest and financing costs                            2,024           489         6,315             8,828
  Depletion and depreciation                              8,351         3,311            24            11,686
  Foreign exchange (gain) loss                              496           801            65             1,362
----------------------------------------------------------------------------------------------------------------
                                                        122,170        18,648         7,633           148,451
----------------------------------------------------------------------------------------------------------------
INCOME BEFORE UNUSUAL ITEMS                              87,051        19,791        (7,331)           99,511
----------------------------------------------------------------------------------------------------------------
UNUSUAL ITEM
  Arbitration settlement                                     43             -             -                43
----------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                               87,008        19,791        (7,331)           99,468
----------------------------------------------------------------------------------------------------------------
INCOME TAXES
  Current provision                                      28,959         5,593         1,806            36,358
  Future income tax                                       4,410        (2,204)            -             2,206
----------------------------------------------------------------------------------------------------------------
                                                         33,369         3,389         1,806            38,564
----------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                             -           391             -               391
----------------------------------------------------------------------------------------------------------------
NET INCOME                                               53,639        16,011        (9,137)           60,513
----------------------------------------------------------------------------------------------------------------
INTERSEGMENT REVENUE                                     17,211         5,945             -                 -
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

Included in the upstream crude oil revenue, for the three months ended September 30, 2002, is sales to one external customer in the amount of $28.1 million.

                                                                       9 MONTHS ENDED SEPTEMBER 30, 2001
----------------------------------------------------------------------------------------------------------------
                                                       UPSTREAM      DOWNSTREAM      CORPORATE     CONSOLIDATED
                                                                                     SERVICES
----------------------------------------------------------------------------------------------------------------
REVENUE
  Crude oil                                             191,318         2,024             -           193,342
  Refined products                                        7,916       256,858             -           264,774
  Processing fees                                             -         8,623             -             8,623
  Interest and other income                               6,893           662           539             8,094
----------------------------------------------------------------------------------------------------------------
                                                        206,127       268,167           539           474,833
----------------------------------------------------------------------------------------------------------------
EXPENSES
  Production                                             29,681             -             -            29,681
  Royalties and taxes                                    30,748             -             -            30,748
  Transportation                                         34,218             -             -            34,218
  Refining                                                    -        14,606             -            14,606
  Crude oil and refined products purchases                    -        60,862             -            60,862
  Selling                                                 4,333        10,724             -            15,057
  General and administrative                             17,501        14,792         3,062            35,355
  Interest and financing costs                            6,137           814         5,175            12,126
  Depletion and depreciation                             17,167         7,171           280            24,618
  Foreign exchange loss (gain)                              438           319          (322)              435
----------------------------------------------------------------------------------------------------------------
                                                        140,223       109,288         8,195           257,706
----------------------------------------------------------------------------------------------------------------
INCOME BEFORE UNUSUAL ITEMS                              65,904       158,879        (7,656)          217,127
----------------------------------------------------------------------------------------------------------------
UNUSUAL ITEM
  Defense costs related to potential takeover bid             -             -         6,000             6,000
----------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                               65,904       158,879       (13,656)          211,127
----------------------------------------------------------------------------------------------------------------
INCOME TAXES
  Current provision                                      55,001        11,202         1,174            67,377
  Future income tax                                     (33,969)       30,270             -            (3,699)
----------------------------------------------------------------------------------------------------------------
                                                         21,032        41,472         1,174            63,678
----------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                             -         1,153             -             1,153
----------------------------------------------------------------------------------------------------------------
NET INCOME                                               44,872       116,254       (14,830)          146,296
----------------------------------------------------------------------------------------------------------------
INTERSEGMENT REVENUE                                    143,291        13,026             -                 -
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

Included in the upstream crude oil revenue, for the nine months ended September 30, 2001, is sales to one external customer in the amount of $80 million.

                                                                       3 MONTHS ENDED SEPTEMBER 30, 2001
----------------------------------------------------------------------------------------------------------------
                                                       UPSTREAM      DOWNSTREAM      CORPORATE     CONSOLIDATED
                                                                                     SERVICES
----------------------------------------------------------------------------------------------------------------
REVENUE
  Crude oil                                              64,359           (15)            -            64,344
  Refined products                                        5,899        84,078             -            89,977
  Processing fees                                             -         3,273             -             3,273
  Interest and other income                               2,349            77           723             3,149
----------------------------------------------------------------------------------------------------------------
                                                         72,607        87,413           723           160,743
----------------------------------------------------------------------------------------------------------------
EXPENSES
  Production                                             10,404             -             -            10,404
  Royalties and taxes                                    14,461             -             -            14,461
  Transportation                                         12,324             -             -            12,324
  Refining                                                    -         4,709             -             4,709
  Crude oil and refined products purchases                    -        18,662             -            18,662
  Selling                                                 1,225         3,303             -             4,528
  General and administrative                              5,172         6,405         1,218            12,795
  Interest and financing costs                            1,939           464         3,370             5,773
  Depletion and depreciation                              6,397         2,424           220             9,041
  Foreign exchange loss (gain)                             (110)         (124)           17              (217)
----------------------------------------------------------------------------------------------------------------
                                                         51,812        35,843         4,825            92,480
----------------------------------------------------------------------------------------------------------------
INCOME BEFORE UNUSUAL ITEMS                              20,795        51,570        (4,102)           68,263
----------------------------------------------------------------------------------------------------------------
UNUSUAL ITEM
  Defense costs related to potential takeover bid             -             -             -                 -
----------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                               20,795        51,570        (4,102)           68,263
----------------------------------------------------------------------------------------------------------------
INCOME TAXES
  Current provision                                      16,188         6,618           186            22,992
  Future income tax                                      (8,699)        6,573             -            (2,126)
                                                          7,489        13,191           186            20,866
----------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                           -             907             -               907
----------------------------------------------------------------------------------------------------------------
NET INCOME                                               13,306        37,472        (4,288)           46,490
----------------------------------------------------------------------------------------------------------------
INTERSEGMENT REVENUE                                     44,273         8,927             -                 -
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

Included in the upstream crude oil revenue, for the three months ended September 30, 2001, is sales to one external customer in the amount of $26.7 million.

                                                                       AS AT SEPTEMBER 30, 2002
----------------------------------------------------------------------------------------------------------------
                                                       UPSTREAM      DOWNSTREAM      CORPORATE     CONSOLIDATED
                                                                                     SERVICES
----------------------------------------------------------------------------------------------------------------
Total assets                                            494,809       132,353         110,222         737,384
Liabilities                                             225,675        39,443         214,601         479,719
Capital additions                                        94,885           212           6,462         101,559
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

                                                                       AS AT DECEMBER 31, 2001
----------------------------------------------------------------------------------------------------------------
                                                       UPSTREAM      DOWNSTREAM      CORPORATE     CONSOLIDATED
                                                                                     SERVICES
----------------------------------------------------------------------------------------------------------------
Total assets                                            344,176       191,955          36,339         572,470
Liabilities                                             162,543        50,288         201,809         414,640
Capital additions                                        91,957        10,046             729         102,732
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

3    JOINT VENTURES

     The Corporation has the following interests in two joint ventures:

     a) 50% equity shareholding with equivalent voting power in CJSC Turgai Petroleum ("Turgai"), formerly Kumkol Lukoil CJSC, which operates the northern part of the Kumkol field in Kazakhstan.

     b) 50% equity shareholding with equivalent voting power in LLP Kazgermunai ("Kazgermunai"), which operates three oil fields in
     Kazakhstan: Akshabulak, Nurali and Aksai.

     The following amounts are included in the Corporation's financial statements as a result of the proportionate consolidation of its joint ventures:

                                                         9 MONTHS ENDED SEPTEMBER 30, 2002
--------------------------------------------------------------------------------------------------
                                                   TURGAI         KAZGERMUNAI             TOTAL
--------------------------------------------------------------------------------------------------
Cash                                                3,863            17,465              21,328
Current assets, excluding cash                     11,620            14,942              26,562
Capital assets, net                                24,583            57,021              81,604
Current liabilities                                13,069             5,167              18,236
Long term debt                                          -            62,684              62,684

Revenue                                            52,795            33,022              85,817
Expenses                                           31,303            26,473              57,776
Net income                                         21,492             6,549              28,041

Cash flow from (used in) operating activities       9,766            11,616              21,382
Cash flow from financing activities                     -             1,617               1,617
Cash flow used in investing activities             (7,402)           (7,284)            (14,686)

                                                         3 MONTHS ENDED SEPTEMBER 30, 2002
--------------------------------------------------------------------------------------------------
                                                   TURGAI         KAZGERMUNAI             TOTAL
--------------------------------------------------------------------------------------------------
Revenue                                            22,209            17,767              39,976
Expenses                                           13,160            12,687              25,847
Net income                                          9,049             5,080              14,129

Cash flow from (used in) operating activities       5,383            12,713              18,096
Cash flow from financing activities                     -               243                 243
Cash flow used in investing activities             (3,132)           (4,395)             (7,527)

The crude oil sales for the nine months ended September 30, 2002 includes $15.5 million and $21.6 million of crude oil sales made by Turgai Petroleum to HOP & HKM respectively and $5.8 million of crude oil sales made by Kazgermunai to HOP.

The crude oil sales for the three months ended September 30, 2002 includes $14.5 million of crude oil sales made by Turgai to HKM.

                                                       9 MONTHS ENDED SEPTEMBER 30, 2001
----------------------------------------------------------------------------------------------
                                                    TURGAI         KAZGERMUNAI         TOTAL
----------------------------------------------------------------------------------------------
Cash                                                 5,320            11,516            16,836
Current assets, excluding cash                      41,853            12,193            54,046
Capital assets, net                                 12,086            56,017            68,103
Current liabilities                                  7,143             8,782            15,925
Long term debt                                           -            61,729            61,729

Revenue                                             52,618            37,751            90,369
Expenses                                            19,963            30,313            50,276
Net income                                          32,655             7,438            40,093

Cash flow from operating activities                  7,384            15,818            23,202
Cash flow used in financing activities             (18,000)          (20,318)          (38,318)
Cash flow used in investing activities              (5,145)           (2,639)           (7,784)

                                                      3 MONTHS ENDED SEPTEMBER 30, 2001
----------------------------------------------------------------------------------------------
                                                    TURGAI         KAZGERMUNAI         TOTAL
----------------------------------------------------------------------------------------------
Revenue                                             19,729            14,167            33,896
Expenses                                             9,404            11,239            20,643
Net income                                          10,325             2,928            13,253

Cash flow from (used in) operating activities        4,502             8,729            13,231
Cash flow used in financing activities              (7,500)            1,086            (6,414)
Cash flow used in investing activities              (3,041)           (1,623)           (4,664)

     The crude oil sales for the nine months ended September 30, 2001 includes $41.2 million of crude oil sales made by Turgai to HOP and $1.2 million of crude oil sales made by Kazgermunai to HOP

     The crude oil sales for the three months ended September 30, 2001 includes $15.4 million of crude oil sales made by Turgai to HOP and $1.2 million of crude oil sales made by Kazgermunai to HOP.

4    ACCOUNTS RECEIVABLE

                                                                 SEPT. 30,        DECEMBER 31,
                                                                   2002               2001
----------------------------------------------------------------------------------------------
Trade accounts receivable                                         65,903            25,930
Value added tax recoverable                                          384            10,153
Withholding tax recoverable                                        5,000             5,000
Other receivables                                                 10,620            11,204
----------------------------------------------------------------------------------------------
                                                                  81,907            52,287
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

5    PREPAIDS

                                                                 SEPT. 30,        DECEMBER 31,
                                                                   2002               2001
----------------------------------------------------------------------------------------------
Advances for services and equipment                               18,971            14,788
Prepayment of transportation for FOB sales                        29,313             1,104
Prepayment for pipeline tariff                                     3,890             1,427
----------------------------------------------------------------------------------------------
                                                                  52,174            17,319
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

6    ACQUISITION OF OJSC SHYMKENTNEFTEORGSYNTEZ ("SHNOS")

     During the third quarter of 2002, the Corporation acquired a further 5.6% of the issued common shares of ShNOS now known as Hurricane Oil Products
     (HOP) for cash consideration of $2.8 million.

     The following table sets out the accounting for the transaction:

----------------------------------------------------------------------------------------------
Minority interest purchased                                                             16,914
Reduction of fixed assets                                                              (20,087)
Future income tax liability                                                              6,026
----------------------------------------------------------------------------------------------
Cash consideration                                                                       2,853
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

7    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                 SEPT. 30,        DECEMBER 31,
                                                                   2002               2001
----------------------------------------------------------------------------------------------
Trade accounts payable                                            42,472            38,258
Crude royalties payable                                           15,777             7,312
Accrued income taxes payable                                      17,549             1,823
Others                                                             2,407             1,365
----------------------------------------------------------------------------------------------
                                                                  78,205            48,758
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

8    SHORT TERM DEBT

                                                                 SEPT. 30,        DECEMBER 31,
                                                                   2002               2001
----------------------------------------------------------------------------------------------
Working capital facilities                                        21,278            42,557
Current portion of term facility                                  48,000             4,000
Joint venture loan payable                                         6,000             6,000
----------------------------------------------------------------------------------------------
                                                                  75,278            52,557
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

9    LONG TERM DEBT

                                                                 SEPT. 30,        DECEMBER 31,
                                                                   2002               2001
----------------------------------------------------------------------------------------------
12% notes                                                        208,280           190,880
Kazgermunai debt                                                  62,684            61,068
Term facility                                                     12,000            16,000
ShNOS bonds                                                       13,162            13,227
Issue costs                                                       (2,929)           (3,408)
----------------------------------------------------------------------------------------------
                                                                 293,197           277,767
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

     12% NOTES

     $18.6 million of the Notes outstanding as at December 31, 2001 were sold during the nine months ended September 30, 2002.

     TERM FACILITY

     The Corporation entered into a secured, Term Facility for $60 million. The facility will be repaid in fifteen equal monthly installments commencing October 2002 and bears interest at LIBOR plus 3.5%. As at September 30, 2002 the Corporation had drawn $60 million under this facility, $48 million of which is classified as short-term debt as of September 30, 2002.

     The issue costs related to the Notes are $1.8 million and are recorded as deferred charges, and are amortized, as well as $0.8 million of deferred charges related to the Term Facility (see below).

     REPAYMENT

     Long term debt principal repayments due for each of the next five years and in total are as follows:

                     2002            2003            2004            2005            2006            TOTAL
----------------------------------------------------------------------------------------------------------
12% Notes               -               -               -               -         208,280          208,280
Term facility           -          12,000               -               -               -           12,000
ShNOS bonds             -               -          13,162               -               -           13,162
----------------------------------------------------------------------------------------------------------
                        -          12,000          13,162               -         208,280          233,442
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

     The Kazgermunai debt does not have fixed repayment terms.

     INTEREST EXPENSE

     Interest expense for the nine months ended September 30, 2002 and three months ended September 30, 2002 was $26.1 million and $8.8 million respectively of which interest related to long term debt was $25.3 million and $8.7 million respectively.

     Interest expense for the nine months ended September 30, 2001 and three months ended September 30, 2001 was $12.1 million and $5.8 million respectively of which interest related to long term debt was $10.8 million and $5 million respectively.

10   SHARE CAPITAL

     The Corporation maintains an incentive stock option plan ("plan") under which directors, officers and key personnel may be granted options to purchase class A common shares of the Corporation. The Corporation has reserved 8,076,050 class A common shares for issuance upon the exercise of options granted under the terms of the plan. The board of directors determines the exercise price of each option, provided that no option shall be granted with an exercise price at a discount to market. The vesting periods established under the Corporation's stock option plan and the term of the options are set by the board of directors, subject to a maximum term for any option of 10 years.

     The Corporation has adopted the recommendations of the Canadian Institute of Chartered Accountants regarding stock based compensation. The Corporation has elected to use the intrinsic value method of accounting for stock options and to disclose the pro forma results of using the fair value method. The new recommendations apply to options granted after January 1, 2002. There have been no stock options granted during the nine month period ended September 30, 2002.

     During the third quarter, the Corporation adopted a normal course issuer bid under the rules of the Toronto Stock Exchange to repurchase, for cancellation, up to 5,253,238 common shares during the period from August 7, 2002 to August 6, 2003. As at September 30, 2002, the Corporation had cancelled 366,461 shares at an average price of $13.13 Canadian per share. The excess of cost over the book value for the shares purchased was applied to the retained earnings.

11   INCOME TAXES

     The provision for income taxes differs from the results, which would have been obtained by applying the statutory tax rate of 30% to Hurricane's income before income taxes. This difference results from the following items:

                                              9 MONTHS          3 MONTHS          9 MONTHS          3 MONTHS
                                                ENDED             ENDED             ENDED             ENDED
                                           SEPT. 30, 2002    SEPT. 30, 2002    SEPT. 30, 2001    SEPT. 30, 2001
---------------------------------------------------------------------------------------------------------------
Income before income tax                       190,120            99,468           211,127            68,263
Effective Kazakhstan income tax rate               30%               30%               30%               30%
Expected tax expense                            57,036            29,840            63,338            20,479
Non-deductible amounts, net                     11,129             8,724             5,404               387
Prior year losses carry-forward                      -                 -              (668)                -
Future income tax recognised                     2,853                 -            (4,396)                -
---------------------------------------------------------------------------------------------------------------
Income tax expense                              71,018            38,564            63,678            20,866
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

12   FINANCIAL INSTRUMENTS

     The fair value of current assets and current liabilities approximates their carrying value due to the short-term maturity of these instruments. The fair value of long-term debt also approximates its carrying value.

     The Corporation has entered into a commodity-hedging program where it is utilizing derivative instruments to manage the Corporation's exposure to fluctuations in the price of crude oil. The Corporation has entered into the following contracts with major financial institutions.

CONTRACT AMOUNT                                                                       PRICE CEILING OR
(BBLS PER MONTH)               CONTRACT PERIOD                 CONTRACT TYPE          CONTRACTED PRICE        PRICE FLOOR
-------------------------------------------------------------------------------------------------------------------------
   166,667              October 2002 to December 2002        Brent IPE futures              25.22                    -
-------------------------------------------------------------------------------------------------------------------------
   187,500              January 2003 to December 2003        Zero cost collar               29.00                17.00
-------------------------------------------------------------------------------------------------------------------------
    75,000              January 2003 to December 2003        Zero cost collar               30.00                17.00
-------------------------------------------------------------------------------------------------------------------------
    75,000              January 2003 to December 2003        Zero cost collar               29.50                19.00
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

13   COMMITMENTS AND CONTINGENCIES

     GOVERNMENT TAXES AND LEGISLATION

     The Corporation, through its operating subsidiaries in Kazakhstan, has disputed certain tax assessments for 1998 and 1999 as disclosed in note 16 to the financial statements in the December 31, 2001 Annual Report.

     The Corporation has been engaged in two court cases in Kazakhstan pertaining to the disputed assessments. The first involved ShNOS and was for approximately $8.8 million. ShNOS has successfully argued its case at the first level of the court system in Kazakhstan and at the Supreme Court level. There is a possibility that the Ministry of State Revenue may appeal to the ultimate appellate level, the Supervisory Commission of the Supreme Court. No provision has been made in the financial statements for this assessment.

     The second case involved HKM and was for a total of approximately $10.5 million including taxes, fines, interest and penalties. HKM was successful at the first level of the court system and was unsuccessful on the majority of the issues at the Supreme Court level. HKM will appeal to the ultimate appellate level, the Supervisory Commission of the Supreme Court. The Corporation has provided for $2.9 million of the $10.5 million in the September 30, 2002 financial statements. The Corporation continues to dispute this assessment, as it believes the tax stability provisions of its Hydrocarbons Contract establish that HKM is not subject to the assessed taxes.

     The Corporation has provided for a further $5.5 million of taxes relating to the assessments for 1998 and 1999 for the years 2000, 2001 and for the first nine months of 2002.

     The Corporation, through its operating subsidiaries in Kazakstan received tax assessments for 2000 and 2001 amounting to $56 million, which have been reduced through negotiations to $44 million. The Corporation has not provided for these assessments and has filed or will shortly file court cases disputing these assessments.

     LEGAL PROCEEDINGS

     The Corporation has been named as a defendant in a claim filed by a company alleging it was retained under a consulting contract as disclosed in Note 16 to the financial statements in the December 31, 2001 Annual Report. The arbitration decision has been received and the Corporation has accrued and paid $7.2 million for full settlement of the claim.

14   NET INCOME PER SHARE

     The income per share calculations are based on the weighted average and diluted numbers of Class A common shares outstanding during the period as follows:

                                                 9 MONTHS          3 MONTHS          9 MONTHS          3 MONTHS
                                                   ENDED             ENDED             ENDED             ENDED
                                              SEPT. 30, 2002    SEPT. 30, 2002    SEPT. 30, 2001    SEPT. 30, 2001
------------------------------------------------------------------------------------------------------------------
Weighted average number of common
  shares outstanding                            81,042,900        81,301,955        79,875,296        79,994,874
Dilution from exercisable options
  (including convertible securities)             3,440,217         3,440,217         4,586,261         4,663,052
------------------------------------------------------------------------------------------------------------------
Diluted number of shares outstanding            84,483,117        84,742,172        84,461,557        84,657,926
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

     No options were excluded from the calculation of diluted number of shares outstanding during the nine months ended September 30, 2002 and three months ended September 30, 2002. During the nine months ended September 30, 2001 and three months ended September 30, 2001 one hundred thousand were excluded from the calculation.

15   CASH FLOW INFORMATION

     Changes in non-cash operating working capital items include:

                                                 9 MONTHS          3 MONTHS          9 MONTHS          3 MONTHS
                                                   ENDED             ENDED             ENDED             ENDED
                                              SEPT. 30, 2002    SEPT. 30, 2002    SEPT. 30, 2001    SEPT. 30, 2001
------------------------------------------------------------------------------------------------------------------
(Increase)/decrease in accounts receivable       (29,620)           (19,031)          (19,545)           5,719
(Increase)/decrease in inventory                    (407)            (1,472)           (1,227)             181
(Increase)/decrease in prepaids                  (34,855)           (16,215)          (20,139)          (8,920)
Increase/(decrease) in accounts payable
  and accrued liabilities                         29,447             24,617            (4,863)          12,474
(Decrease)/increase in prepayments for
  crude oil and refined products                   3,887              6,068            (1,784)          (1,752)
------------------------------------------------------------------------------------------------------------------
                                                 (31,548)            (6,033)          (47,558)           7,702
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

Change in long-term debt includes:

                                                 9 MONTHS          3 MONTHS          9 MONTHS          3 MONTHS
                                                   ENDED             ENDED             ENDED             ENDED
                                              SEPT. 30, 2002    SEPT. 30, 2002    SEPT. 30, 2001    SEPT. 30, 2001
------------------------------------------------------------------------------------------------------------------
Proceeds from ShNOS bonds                               -               -              13,305              (18)
12% notes repurchased                                   -               -                (849)            (849)
12% notes sold, net of discount                    17,195               -                   -                -
Repayment of Canadian and US Notes                      -               -             (25,811)            (811)
Repayment of Kazgermunai debt                           -               -             (25,000)          (1,044)
Change in interest on Kazgermunai debt              1,616             249                   -                -
------------------------------------------------------------------------------------------------------------------
                                                   18,811             244             (38,355)           2,722
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

16   COMPARATIVE FIGURES

     The presentation of certain accounts for previous periods has been changed to conform with the presentation adopted for the current period.

CORPORATE INFORMATION

DIRECTORS                           OFFICERS                          AUDITORS

Bernard F. Isautier                 Bernard F. Isautier               Deloitte & Touche
President and Chief Executive       President and Chief               Almaty, Kazakhstan
   Officer                          Executive Officer
Windsor, United Kingdom
                                    Mike Azancot                      INDEPENDENT RESERVOIR
Askar Alshinbaev (1) (2)            Senior Vice President,            CONSULTANTS
Managing Director                   Exploration and Development
Kazkommertsbank                                                       McDaniel & Associates
Almaty, Kazakhstan                  Nicholas H. Gay                      Consultants Ltd.
                                    Senior Vice President Finance     Calgary, Alberta
James B.C. Doak (1) (2) (3)         and Chief Financial Officer
President and Managing Director
Enterprise Fund                     Dermot Hassett
Toronto, Ontario                    Vice President Marketing
                                    and Transportation
Hon. Robert P. Kaplan (1)
International Business              Anthony Peart
   Consultant                       Senior Vice President,
Toronto, Ontario                    General Counsel and
                                    Corporate Secretary
Jacques Lefevre (1)
Vice Chairman and Chief             Marlo C. Thomas
   Operating Officer                Executive Vice President
Lafarge Paris, France
                                    Ihor P. Wasylkiw
Louis W. MacEachern (2) (3)         Vice President Investor
Chairman Servpro/Dalco              Relations
Group
Calgary, Alberta

Nurzhan Subkhanberdin (2)
Chairman Kazkommertsbank
Almaty, Kazakhstan
                                                [COMPANY LOGO]
(1) Audit Committee Member
(2) Compensation Committee                      website: www.hurricane-hhl.com
    Member                                      email: hurricane@hurricane-hhl.com
(3) Corporate Governance
    Committee Member


REGISTERED OFFICE                      UK REPRESENTATIVE OFFICE             SHARE LISTINGS

Hurricane Hydrocarbons Ltd.            Ascot Petroleum Consulting Ltd.      The Toronto Stock Exchange
Suite 1460 Sun Life Plaza,             Hogarth House, 31 Sheet Street          Trading Symbol   HHL
North Tower, 140 - 4th Avenue S.W.     Windsor, Berkshire                      S&P/TSX Composite Index
Calgary, Alberta                       United Kingdom SL4 1BY                  S&P/TSX Canadian Midcap
Canada T2P 3N3                         Tel: 44 (1753) 410 020                       Index
Tel: (403) 221-8435                    Fax: 44 (1753) 410 030                  S&P/TSX Energy Index
Fax: (403) 221-8425
Contact: Ihor P. Wasylkiw,             KAZAKHSTAN OFFICES                   NYSE
Vice President Investor Relations                                              Trading Symbol - HHL
                                       Hurricane Kumkol Munai
                                       Shymkentnefteorgsyntez               Germany
                                       204 Karasai Batyr Street                Frankfurt
                                       Almaty, Republic of Kazakhstan          Trading Symbol - HHCA
                                       480009
                                       Tel: 7 (3272) 58-18-48               SENIOR NOTES LISTINGS
                                       Fax: 7 (3272) 58-18-60
                                       Contact: Marlo Thomas, President     The Toronto Stock Exchange
                                                                               Trading Symbol - HHL.DB.U

                                                                            Luxembourg Stock Exchange

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            HURRICANE HYDROCARBONS LTD.
                                            (Registrant)



Date:  November 27, 2002                 By:    /s/   Ihor P. Wasylkiw
                                             ---------------------------------
                                             Ihor P. Wasylkiw
                                             Vice President - Investor Relations